

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 17, 2009

By U.S. Mail and Facsimile to: (404) 581-8330; (212) 755-7306

Dennis S. Hudson, III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994

Re: **Seacoast Banking Corporation of Florida**
          Form 10-K for the Fiscal Year Ended December 31, 2008
          Form 10-K/A for the Fiscal Year Ended December 31, 2008
          Form 10-Q/A for the Quarterly Period Ended March 31, 2009
          Form 8-K filed on March 11, 2009
          Form 8-K filed on April 29, 2009
          Form 8-K filed on May 22, 2009
          File No. 000-13660

Dear Mr. Hudson:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 13

Management's Discussion and Analysis

Allowance and Provision for Loan Losses, page 13

1.   Please revise the presentation of loan categories in Tables 12 and 13 (pages 48
        and 49) in future filings to be consistent with the loan categories in Table 9 (page
        47).

Fair Value of Securities, pages 17-18

2.   We note your use of pricing models (independent and third party) to value
        financial instruments. Please tell us and revise your future filings to disclose the
        following:

    •   the number of prices you generally obtain per instrument, and if you obtained
        multiple prices, how you determine the ultimate fair value used in your financial
        statements;
    •   whether, and if so, why, you adjust prices obtained from the pricing service; and
    •   if true, please include an affirmative statement that based on your internal review
        procedures, the fair values provided by the pricing services are consistent with the
        principals of SFAS 157.

Goodwill Impairment, page 19

3.   In the interest of providing readers with a better insight into management
        judgments in accounting for goodwill, please tell us and disclose the following in
        future filings:

    •   the reporting unit at which you test goodwill for impairment and your basis for
        that determination;
    •   a list in tabular form for each reporting unit identifying the reporting unit's fair
        value, carrying amount and goodwill;
    •   the reporting units that required the second step of impairment testing;
    •   specific techniques and their assumptions used to determine fair value of the
        reporting unit;
    •   the type of report issued by the valuation firm and how management used this
        information to arrive at the fair values ultimately used, including discussions of
        any adjustments made to the fair values discussed in the report obtained; and
    •   whether management performed any "reasonableness" test or valuation

procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

Capital Resources, page 34

4.   We note your presentation of the tangible common equity ratio. This financial measure appears to be non-GAAP as defined by Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP measure in the future, please:

- Clearly label the financial measure as non-GAAP each time it is presented;
- State that in light of diversity in presentation in the marketplace, the methodology for determining this measure may differ among companies; and
- Provide the required disclosures of Item 10(e) and ensure to disclose, in sufficient detail, the reasons why you believe this presentation provides useful information to investors and specify how management uses this measure.

Table 9 – Loans Outstanding, page 47

5.   Please expand your table in future filings to include information for the last five years pursuant to General Instruction 3 b of Guide III.

Reports of Independent Public Accountants, pages 57 and 58

6.   Please file the signed report of the independent public accountants. In addition, please file the signed attestation report on the company's internal control over financial reporting.

Financial Statements

Note D - Securities, pages 70-72

7.   We note the significant unrealized losses related to your private collateralized mortgage obligations. Please provide us a detailed analysis of the securities' impairment as of December 31, 2008 and March 31, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end. In addition, disclose the current and initial (upon initial investment) credit ratings of the private collateralized mortgage obligations and correlate any deterioration to your

analysis above.

8.   We note that the company is a member of the Federal Home Loan Bank of Atlanta and at December 31, 2008 holds approximately $12.8m in FHLB stock. Refer to the guidance of paragraph 12.21 - 12.25 of the AICPA Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06. Please tell us and revise future filings to more clearly discuss your accounting for these securities, including your impairment policy. In addition, present a balanced discussion to state why, if true, that the company believes that its investment in FHLB Atlanta stock is not other than temporarily impaired. For example, please discuss how you considered the fact that the FHLB Atlanta will not pay a dividend for the fourth quarter of 2008 and will only repurchase 50% of each members excess activity based stock outstanding as of March 16, 2009, but not to exceed the amount of such member's excess activity based stock on the date of repurchase.

Note R - Fair Value

Fair Value Instruments Measured at Fair Value, pages 89-91

9.   For fair value measurements using significant unobservable inputs (Level 3), expand the disclosure in future filings to provide a reconciliation of the beginning and ending balances as required by paragraph 32 c and d of SFAS 157.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 39

Key Manager Incentive Plan, page 19 of Definitive Proxy Statement on Schedule 14A

10.   Please tell us how you concluded that you were not required to include a Grants of Plan-Based Awards table to report the threshold, target and maximum dollar amounts that the company's named executive officers could have received upon satisfaction of the 2008 Key Manager Incentive Plan performance goals. Refer to Item 402(d) of Regulation S-K.

11.   Please tell us why you have not filed the Key Manager Incentive Plan as an exhibit to the Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 10-Q/A for the Quarterly Period Ended March 31, 2009

Item 4. Controls and Procedures, page 43

12.   We note that the company's chief executive officer and chief financial officer

concluded that the company's disclosure controls and procedures were effective as of March 31, 2009. We also note that the company filed this quarterly report on Form 10-Q/A to amend the company's consolidated statements of cash flows. Given that the company filed the Form 10-Q/A to amend its previously reported financial statements, please tell us how the company's chief executive officer and chief financial officer concluded that the company's disclosure controls and procedures were effective as of March 31, 2009. Please also address the conclusion in the Form 10-K/A that the company's disclosure controls and procedures were effective as of December 31, 2008 in light of the amended consolidated capital ratios of the company and its principal subsidiary.

Form 8-K filed on March 11, 2009
Form 8-K filed on April 29, 2009

Item 2.02 Results of Operations and Financial Condition

13.   We note your presentation of certain measures surrounding tangible book value and tangible common equity. These financial measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP measures in the future, the staff notes the following:

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure.
- To the extent that you plan to disclose these measures in future Item 2.02 Form 8-K's, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
- To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and comply with all of the disclosure requirements.

Form 8-K filed on May 22, 2009

14.   It appears that Exhibit 99.1 to this Current Report on Form 8-K has not been filed in its entirety. Please file an amended Form 8-K in which you include Exhibit 99.1 in its entirety.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney

cc: Ralph F. MacDonald III, Esq.
        John T. Owen, Esq.
        Jones Day
        (By facsimile)